Exhibit 99.1

Central GoldTrust Announces Adoption of
Advance Notice Rule

March 31, 2015

Central GoldTrust (“CGT” or the “Trust”) (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$); NYSE MKT – GTU (U.S.$)) announced today that the trustees of CGT have adopted an advance notice rule (the "Advance Notice Rule" or the "Rule").

The purpose of the Advance Notice Rule is to provide Unitholders with a clear framework for nominating trustees. The trustees believe adoption of the Rule is in the best interests of the Trust and all Unitholders to facilitate orderly and efficient meetings of the Unitholders of the Trust. The Advance Notice Rule seeks to ensure that all Unitholders receive adequate notice of trustee nominations, and sufficient information regarding all nominees to allow for informed choice.

The Advance Notice Rule, among other things, includes a provision that requires advance notice to the Trust in certain circumstances where nominations of persons for election to the board of trustees are made by Unitholders of the Trust. The Rule fixes a deadline by which trustee nominations must be submitted to the Trust prior to any meeting of Unitholders and sets out the information that must be included in the notice to the Trust. No person will be eligible for election as a trustee of the Trust unless nominated in accordance with the Rule.

The Advance Notice Rule provides that:

•	in the case of the Annual and Special Meeting of Unitholders scheduled to take place on May 1, 2015 (the “2015 Meeting”), notice to the Trust must be provided not later than April 10, 2015, being the tenth day following the date on which adoption of the Rule is publicly announced; and
•	for all subsequent annual meetings of Unitholders, notice to the Trust must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of Unitholders called for the purpose of electing trustees (whether or not called for other purposes), notice to the Trust must be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Rule provides that in no event shall any adjournment or postponement of any meeting of the Unitholders or the announcement thereof commence a new time period for the giving of a notice as described above. The Rule permits the trustees, in their sole discretion, to amend the time periods for the giving of a notice described above, in order to comply with changes to applicable laws or recommended best practices.

The Advance Notice Rule is effective immediately.

The trustees intend to seek Unitholder ratification of the Advance Notice Rule at the 2015 Meeting. In the event that Unitholders determine not to ratify the Rule by ordinary resolution, the trustees intend to take steps to terminate the Rule following the 2015 Meeting.

A full-text copy of the Advance Notice Rule will be available on SEDAR at www.sedar.com under the Trust's profile.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the independent trustees of CGT, and CIBC World Markets Inc. is acting as financial advisor to the Trust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion. At March 31, 2015, the Units were 98.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information

The information contained in this press release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Unitholders of CGT are not being asked to execute a proxy in favour of any of the matters described in this press release at this time.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Trust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, contact:

D.F. King

North American Toll Free Phone:

1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls:

1-201-806-7301

Email: inquiries@dfking.com